Ra Medical Systems Filed pursuant to Rule 433 under the Securities Act of 1933, as amended Dated May 15, 2020 Registration Statement No. 333-237701 Ra Medical Systems, Inc. NYSE: RMED Corporate Presentation May 15, 2020

Disclaimer Certain statements in this presentation and the accompanying oral commentary are forward-looking statements. These statements relate to future events or the future financial performance of Ra Medical Systems, Inc. (the “Company”) and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. All statements other than statements of historical fact could be deemed forward-looking, including any expectations regarding investment returns; any projections of financial information; any statements about historical results that may suggest trends for our business; any statements of the plans, strategies, and objectives of management for future operations; any statements of expectation or belief regarding future events, potential markets, market size, market opportunities, or technology developments; any statements regarding sales and expansion strategies; any statements regarding our intention to seek additional indications for our products; and any statements of assumptions underlying any of the items mentioned. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control. These and other important factors may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. For a list and description of the risk and uncertainties inherent in the forward-looking statements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and the registration statement filed with the Securities and Exchange Commission (the “SEC”) on [April 14, 2020], relating to the offering. The forward-looking statements in this presentation are made only as of the date hereof. Except as required by law, the Company assumes no obligation and does not intend to update these forward-looking statements or to conform these statements to actual results or to changes in the Company's expectations. This presentation also contains estimates, projections and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry and our business. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the accuracy and completeness of the information obtained by third parties included in this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the solutions and services of the company or this proposed offering. The Company has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the Company has filed with the SEC, for more complete information about the Company and the offering. You may request a prospectus by calling toll-free at 1-877-635-1800. Alternatively, you may also access the prospectus for free on the SEC’s website at www.sec.gov.

Ra Medical Snapshot DABRA—Excimer laser that utilizes disposable catheters for crossing total chronic occlusions (CTOs) and ablating a channel in occlusive peripheral vascular disease. DABRA is used as a tool to treat peripheral artery disease (PAD), a form of peripheral vascular disease.  Photoablation to disintegrate plaque in the artery Designed to track the patient’s true lumen Established safety profile, effective, easy-to-use, and competitively priced No serious device-related adverse events reported in our 2017 pivotal study or in our post-market surveillance Regulatory clearances in US and Europe PHAROS—Dermatology, same laser platform as DABRA  US FDA 510(k) clearance and Europe CE Mark for psoriasis, vitiligo, atopic dermatitis and leukoderma

Highlights  Novel Therapeutic Solution with Positive Clinical Study Results Existing US Reimbursement Structure    Time Efficient and Easy-to-Use Solution Cost Benefits to Outpatient-Based Catheterization Laboratories  $1.1B Targeted Global Annual TAM; >17M PAD Sufferers in the US     Single-Use Catheters     Highly Experienced Leadership

Peripheral Artery Disease Disease Overview Atherosclerosis of the lower extremities—most commonly in the legs Smoking, genetic predisposition, diabetes, age and obesity may increase risk Characterized by reduced blood flow to surrounding tissue If untreated can cause critical limb ischemia (CLI) resulting in ulceration, infection or gangrene and may result in limb amputation or death if left untreated Disease BurdenUp to 200,000 amputations performed annually in the US as a result of PAD Patient Care Diagnosed by primary care physician, podiatrist or other specialist Treatment by interventional cardiologist, interventional radiologist or vascular surgeon Only 20 to 30% of peripheral artery disease patients are actively being treated

Current Treatments and Limitations Non-Invasive Management Interventional Procedures Surgical Procedures Lifestyle Changes Often hard to sustain Pharmacotherapy Generally prescribed for life and do not treat the obstruction, making them ineffective for many More aggressive treatments often required Angioplasty Trauma due to balloon inflation may cause vessel to reocclude Possible dissection May damage arterial walls Does not remove plaque Not well suited for highly calcified lesions and bifurcations Often requires stenting Stenting Subject to fractures Cannot be removed Atherectomy Can damage vessel walls due to potential mechanical and thermal trauma Bypass Surgery Invasive procedure Requires general anesthesia Multi-day hospital stay Amputation Life altering procedure

DABRA Technology and Mechanism of Action   DABRA Technology 308 nanometer excimer laser system Unique liquid-filled, full aperture ratio catheter High quality lumen   Minimizes mechanical or thermal trauma Mechanism of Action Photoablation Removes blockages by breaking the bonds of the obstructing plaque directly Plaque broken down into fundamental chemistry Plaque Removal Process Crosses through totally occluded lesions Improves blood flow  before after Photoablation light energy breaks molecular bonds of atherosclerotic plaque

Our Solution: DABRA Portable Easy to store Intuitive interface Easy calibration Proprietary catheter Therapy Cost and Time Efficient Can cross and de-bulk wide variety of plaque Soft thrombus to hard calcified plaque Tool used by physicians to treat Chronic Total Occlusions (CTOs) prior to other alternative treatments Ability to use Above-the-Knee (ATK) and Below-the-Knee (BTK) Monotherapy or adjunct to angioplasty or other treatments Programs available without need for capital equipment purchase Designed to track the true lumen Average of approximately two and a half minutes of lasing time per procedure DABRA Features

9 Clinically Demonstrated Solutions Safety Record Pivotal Study 1 • Multi - site study at four sites in US and Mexico • Enrolled 64 patients with target blockage refractory to guidewire crossing Primary Efficacy Endpoint: • Successful crossing of target lesion based on angiographic analysis at time of procedure • 0% reported device - related serious adverse events 2 (SAE), observed in our 2017 pivotal study DABRA Effectiveness (pivotal study) 0 10 20 30 40 50 60 70 80 90 100 94% 1. The pivotal study formed the basis of our May 24, 2017 510(k) clearance. 2. For information on how we defined device - related SAEs for purposes of our pivotal study, see https://clinicaltrials.gov/ct2/show /study/NCT02653456

Large US Addressable Market Opportunity  KEY DRIVER Current US Market Opportunity MARKET OPPORTUNITY Global Annual Total Addressable  Market (TAM) Opportunity in 2017 $1.1B1 >17 Million PAD Sufferers in the US Coronary Artery Disease Other Vascular Occlusions In-Stent Restenosis Atherectomy (with a pre-specified improvement in luminal patency) Increased Awareness Evolving Physician Practice Patterns We target the high-growth outpatient based catheterization laboratories segment for PAD   For global atherectomy devices, based on third-party research      Only 20–30% of PAD Patients actively treated   Potential Future Growth Applications TREATED PATIENTS   (Not FDA approved) PREVALENCE

Payors and Reimbursement Approvals / Clearances DABRA: US FDA 510(k), CE Mark PHAROS: US FDA 510(k), CE Mark Payor Coverage Reimbursement claims for DABRA procedures typically submitted by providers to Medicare or other third-party payors using established Current Procedural Terminology  (CPT) codes Pharos treatments are reimbursable by Medicare and nearly all major insurance companies under three CPT codes that differ based on the affected area to be treated

Physician Practice Needs Ease of Use Established Safety and Efficacy Versatility Able to cross and debulk Economics We believe our solution expands provider economics

Pharos Excimer Laser

Used by Physicians to Treat Chronic Skin Diseases

- **Psoriasis**—chronic autoimmune disorder that causes cells to rapidly accumulate and affects the surface of the skin causing scales and red patches
- **Vitiligo**—autoimmune condition causing the skin to turn white due to the loss of pigment from the melanocytes, the cells that produce the pigment melanin, which give the skin its color
- **Atopic dermatitis**—results in itchy, red, swollen and cracked skin


Pharos
Ra Medical

Market Opportunity for Chronic Skin Disease

- Psoriasis, vitiligo and atopic dermatitis are common skin disorders
- Psoriasis affects ~7.5 million in US, >2% of the population
  - ~$135 billion annually in direct, indirect, quality of life and comorbidity health care costs
- Vitiligo affects 0.5%-1.0% of the population worldwide
- Skin conditions affect ~125 million individuals worldwide
- ~17.8 million Americans suffer from dermatitis

Ra Medical Systems
13

Pharos Science, Advantages and Reimbursement  Pharos Science Same laser platform as DABRA 308-nanometer laser—the center of action spectrum for most immune-mediated inflammatory diseases Does not use heat or ablate lesions—treatments are generally painless Adjustable aiming beam accurately targets only diseased tissue, sparing healthy skin from exposure Delivers uniform dosing for optimal results Small footprint for space conservation, among the lightest of excimer lasers Advantages  Topical treatments, such as steroids and vitamin D derivatives, may require frequent ongoing application Pharmaceutical treatment may be associated with systemic side effects  Clearance and Reimbursement  Granted FDA 510(k) clearance for psoriasis, vitiligo, atopic dermatitis and leukoderma Clearance from Europe CE Mark, and China Food and Drug Administration Reimbursed using established CPT codes for excimer laser treatment of inflammatory skin disease

Fully Operational Manufacturing Facility Carlsbad, CA Sizable capacity for laser and catheter production 41,000 sq. ft. Carlsbad, CA with three controlled environments manufacturing facility fully staffed and operational Existing facility expected to be capable of manufacturing      > 400 lasers/year and 140,000 catheters/year Fully capitalized with all equipment owned ISO13485 certified, FDA and CA state inspected Laser Assembly Controlled Environments

Pipeline Indications (Not FDA Approved1) DABRA (Vascular) PHAROS (Dermatology) Atherectomy  (IDE submitted) (with a pre-specified improvement in luminal patency) Cutaneous T-Cell Lymphoma (CTCL) Coronary Artery Disease (CAD) In-Stent Restenosis Other Vascular Occlusions No application has been made to the FDA as of the date hereof for these indications (except Atherectomy, pivotal trial underway).

Intellectual Property Portfolio

- **Patents covering several aspects of the laser systems and delivery device**
- **The Company believes that its intellectual property comprises novel and useful inventions that can be protected by patents, and as such, has filed patent applications directed to innovative methods and apparatus patents**
- **Issued patents as of March 6, 2020 include:**

  6 US / 2 International



Patent/File No.	Title	Filing Date	Country	Status
9,700,655	Small flexible liquid core catheter for laser ablation in body lumens and methods for use	10/12/2012	USA	Issued
ZL201280061080.0	Small flexible liquid core catheter for laser ablation in body lumens and methods for use	10/12/2012	China	Issued
2765944	Small flexible liquid core catheter for laser ablation in body lumens and methods for use	10/12/2012	Europe	Issued
9,962,527	Methods and devices for treatment of stenosis of arteriovenous fistula shunts	10/15/2014	USA	Issued
10,245,417	Devices for extending shelf life of liquid core catheters	10/02/2017	USA	Issued
10,322,266	Method and device for treatment of stenosis of arteriovenous fistula shunts	10/2/2017	USA	Issued
10,384,038	Method and device for treatment of stenosis of arteriovenous fistula shunts	10/2/2019	USA	Issued
10,555,772	Laser ablation catheters having expanded distal tip window for efficient tissue ablation	11/22/2016	USA	Issued

Ra Medical SYSTEMS
17

Executive Team and Board of Directors

Executive Team

Will McGuire	Chief Executive Officer
Andrew Jackson	Chief Financial Officer
Jeffrey Kraws	President
Dan Horwood	General Counsel and Secretary

Board of Directors

Martin Colombatto	Chairman. Former VP and General Manager of Broadcom
Maurice Buchbinder, MD	Interventional Cardiologist Master of Surgery from McGill University
William Enquist	Former President of Global Endoscopy of Stryker
Will McGuire	Chief Executive Officer, Ra Medical Former CEO Second Sight, former executive at Covidien, AtheroMed, Spectranetics.
Richard Mejia	Former Partner of Ernst & Young
Mark Saad	Partner and COO of Alethea Capital Management LLC, Former CFO of Cytori Therapeutics and former executive director of UBS Investment Bank
Joan Stafslien	Former General Counsel of NuVasive and CareFusion

Ra Medical Systems
18

Financial Overview Ra medical system

[logo] Financial Overview

Business Model Laser Module Capital Placement and Sale DABRATM Catheter Consumable Recurring Revenue Practical, easy to use equipment, anticipated recurring revenue single-use catheter solution

Results of Operations  ($ in thousands)   Vascular Net Revenue   Dermatology Net Revenue Total Net Revenue Gross Profit (Loss) Operating Expenses: Selling, General and Administrative (Incl. $0.9M and $20.4M stock comp exp.) Research and Development (Incl. $0.1M and $1.5M stock comp exp.) Total Operating Expenses Loss from Operations Net Loss Adjusted EBITDA * Quarter Ended  Year Ended  Mar. 31, 2020 Dec. 31, 2019 $113 $1,261 $(210) $6,285 $1,295 $7,580 $(7,790) $(7,701)  $(6,165) $1,275 $5,924 $7,199 $(1,651) $51,549 $4,530 $56,079 $(57,730) $(56,957) $(32,437) * Adjusted EBITDA is a non-GAAP measure and is calculated as net profit (loss) excluding interest income (expense), income tax expense and certain recurring, non-cash charges such as depreciation and amortization of long-lived assets as well as stock-based compensation expenses. See appendix for reconciliation to the most directly comparable GAAP measure.

Financial Position ($ in thousands) Cash and Cash Equivalents and Short Term Investments Working Capital1 Total Assets Equipment Financing Accumulated Deficit Total Stockholders’ Equity As of Mar. 31, 2020 As of Dec. 31, 2019 $23,440 $30,577 $22,667 $29,186 $36,300 $44,081 $482 $558 $(124,858) $(117,157) $26,474 $33,150 We define working capital as current assets less current liabilities

Milestones  3Q18 – IPO 1Q19 – Started Registry to study the benefit and safety profile of DABRA over a two-year term 2Q19 – Hired VP Quality, Regulatory and Clinical Affairs 3Q19 – Launched Pharos, Optimized  3Q19 – Received FDA approval for IDE to initiate atherectomy clinical trial 1Q20 – Enrolled first patient in clinical trial with DABRA for atherectomy  1Q20 – Enhanced and next generation products design, including potential over-the-wire offering for DABRA 1Q20 – Hired Dr. Chris Folk as VP Engineering 1Q20 – Hired Will McGuire as CEO Engage partners to expand markets, both geographical and product offerings

Highlights    Novel Therapeutic Solution with Positive Clinical Study Results    Existing US Reimbursement Structure    Time Efficient and Easy-to-Use Solution     Cost Benefits to Outpatient-Based Catheterization Laboratories    $1.1B Targeted Global Annual TAM; >17.M PAD Sufferers in the US     Single-Use Catheters     Highly Experienced Leadership

Appendix

Reconciliation of Net loss to Adjusted EBITDA  ($ in thousands) Statement of Operations Data: Net loss Depreciation and amortization Interest income Interest expense Income tax expense EBITDA        Stock-based compensation Adjusted EBITDA Quarter Ended Mar. 31, 2020 Year Ended Dec. 31, 2019 $(7,701) $(56,957) $578 $1,750 $(114) $(1,038) $25 $250 - $15 $(7,212) $(55,980) $1,047 $23,543 $(6,165) $(32,437)